Exhibit 99.2

SUZANO S.A.

Publicly-Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/ME): 16.404.287/0001-55

Company Registration (NIRE): 29.300.016.331

Management Proposal – EGM of October, 25, 2021

MANAGEMENT PROPOSAL

EXTRAORDINARY GENERAL MEETING

OF

SUZANO S.A.

TO BE HELD EXCLUSIVELY IN ELECTRONIC FORM

ON OCTOBER 25, 2021

SUZANO S.A.

Publicly-Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/ME): 16.404.287/0001-55

Company Registration (NIRE): 29.300.016.331

Management Proposal – EGM of October, 25, 2021

Information on the matter subject to resolution

Dear Shareholders,

The Management of Suzano S.A. (“Company” or “Suzano”) hereby presents to the Shareholders the following proposal to be the subject to resolution in the Extraordinary General Meeting (“EGM”) to be held on October 25, 2021, at 09 AM, only in digital form, pursuant to CVM Instruction 481, of December 17, 2009, as amended (“ICVM 481/09”).

Sole Item: to resolve on the full offsetting of the Company’s accumulated losses, as recorded in the Financial Statements for the year ended December 31, 2020, amounting to R$ 3,926,014,830.11, by partially deducting the balance of retained earnings ascertained in the 1st semester of 2021, as stated in the quarterly financial statements dated June 30, 2021, which totaled R$ 7,277,866,773.05, all pursuant to this Management Proposal.

The Company’s Financial Statements for the fiscal year ending December 31, 2020, as approved by the Company’s Annual and Extraordinary General Meeting held on April 27, 2021, recorded the balance of accumulated losses at R$ 3,926,014,830.11.

Thus, given that the Company’s financial statements for the quarter ended June 30, 2021 (2Q21) indicated a profit of R$ 7,277,866,773.05 relative to the first semester of 2021, it is proposed that this balance be partially used for the full offset of the Company’s balance of accumulated losses.

As a result, the Company’s balance of retained earnings will change from R$7,277,866,773.05 to R$ 3,351,851,942.94.

The full absorption of the balance of accumulated losses aims at allow the Company’s management to analyze and eventually resolve, pursuant to article 204 of Law 6,404, of December 15, 1976 (“Brazilian Corporation Law”), and to article 28 of the Company’s Bylaws, on the distribution of dividends from the accumulated profits in the current fiscal year.

Additional Information and Where to Find It

The documents provided for in the Brazilian Corporation Law and in ICVM 481/09 were submitted to CVM on the present date, through the Periodic Information System (Sistema de Informações Periódicas – IPE) and are available to the shareholders at the Company’s headquarters, at the Company’s Investor Relations website (www.suzano.com.br/ri), as well as on CVM’s website (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão’s website (http://www.b3.com.br).

September 24, 2021

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer